UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                      SEC FILE NUMBER: 000-32859

                           NOTIFICATION OF LATE FILING

(Check one): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_|Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

 For Period Ended:      December 31, 2005
                    ------------------------------

          |_| Transition Report on Form 10-K
          |_| Transition Report on Form 20-F
          |_| Transition Report on Form 11-K
          |_| Transition Report on Form 10-Q
          |_| Transition Report on Form N-SAR
          For the Transition Period Ended:
                                           ------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

BFA Liquidation Trust
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

2375 E. Camelback, Suite 700
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Address of Principal Executive Office (Street and Number)

Phoenix, Arizona  85016
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City, State and Zip Code

                                     PART II
                            RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

BFA Liquidation Trust is unable to file timely its Form 10-K for its fiscal year ended December 31, 2005, without unreasonable effort or expense, for the reasons summarized below.

In an order dated November 8, 2005, the US Bankruptcy Court for the District of Arizona stated that, in lieu of any required SEC filings in and for the remainder of the term of the trust, the trust is ordered to send investors unaudited letters containing information on the status of the winding up of the trust, a financial report with a balance sheet, and reports on asset sales and litigation, and post these letters on the trust's website (http://www.bfalt.org). This order was reported in note 9 to the financial statements included in Part I, Item 1, of the trust's Form 10-Q filed on November 15, 2005. The Form 10-Q reported net assets in liquidation of $23,918,713 as of September 30, 2005.

The purpose of the order is to minimize the administrative expenses of the trust in its remaining term currently scheduled to expire January 22, 2007.

The trust requested a "no action letter" from the staff of the SEC in January 2006 seeking to confirm that the staff would not object to this alternate reporting approved by the court. However, the trust has receently been informed that the SEC staff is unwilling to concur with this request. The trust is evaluating these circumstances.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Clifton R. Jessup, Jr., Liquidating Trustee     (602)           279-3587
                  (Name)                       (Area Code)   (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |_| No |_|

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Not applicable. The trust has reported consolidated net assets in bankruptcy liquidation and related information, is not an operating entity, and does not report results of operations. The trust did not make any distributions in 2005.


                              BFA Liquidation Trust
                (Name of Registrant, as Specified in its Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


 Date: March 31, 2006          By:   /s/  Clifton R. Jessup, Jr.
                                  -------------------------------------
                                  Clifton R. Jessup, Jr., Liquidating Trustee

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